# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: UNIVERSAL SECURITY INSTRUMENTS INC, CIK 0000102109
CUSIP: 913821302
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Date of event which requires filing of this statement: 12/16/2024
Filed by CIK 0001734770
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Ault & Company, Inc. (CIK 0001734770): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 229,030; sole dispositive power 0; shared dispositive power 229,030; aggregate amount beneficially owned 229,030 (9.9% of the class)
- AULT MILTON C III (CIK 0001212502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 229,030; sole dispositive power 0; shared dispositive power 229,030; aggregate amount beneficially owned 229,030 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: UNIVERSAL SECURITY INSTRUMENTS INC
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by:

(i) Ault & Company, Inc., a Delaware corporation ("A&C"), with respect to the shares of Common Stock of the Issuer (the "Shares") beneficially owned by it; and

(ii) Milton C. Ault, III, Chief Executive Officer and Chairman of A&C.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Set forth on Exhibit 1 annexed hereto ("Exhibit 1") is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of A&C. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed in Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The principal business address of A&C is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141. The principal business address of Mr. Ault is c/o Hyperscale Data, Inc., 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141.
Present principal occupation or employment: The principal business of A&C is investing in securities. The principal occupation of Mr. Ault is serving as the Executive Chairman of Hyperscale Data, Inc., a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact that is transitioning to becoming solely an owner and operator of data centers to support high performance computing services.
Criminal convictions in the last five years: No Reporting Person nor any person listed in Exhibit 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: No Reporting Person nor any person listed in Exhibit 1 has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: A&C is organized under the laws of the State of Delaware. Mr. Ault is a citizen of the United States of America. The citizenship of the persons listed in Exhibit 1 is set forth therein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
A&C acquired the authority to vote or dispose of, or cause or direct the voting or disposition of, 225,030 Shares beneficially owned by A&C pursuant to the terms of the Coordination Agreement (as defined below). The material terms of the Coordination Agreement are described in Item 6 below.

The aggregate purchase price of the 4,000 Shares beneficially owned by A&C that were purchased directly by A&C with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $9,438.80, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Persons believe that the Issuer's proposed asset sale and liquidation, which the Issuer is asking stockholders to approve at its upcoming special meeting of stockholders, does not deliver sufficient value for stockholders. Particularly, the structure of the transaction and related liquidation are tantamount to valuing at zero the listing of the public company's common stock on the NYSE American and the registration of such stock under the Securities Exchange Act of 1934, as amended. The Reporting Persons do not believe that strategy reflects the broader interests of stockholders. Absent appropriate changes, the Reporting Persons intend to vote their shares "Against" the Issuer's proposals at the special meeting, including the asset sale and liquidation. The Reporting Persons intend to engage in discussions with management and the Board of Directors (the "Board") of the Issuer regarding potential alternative solutions that would enable the Issuer to deliver immediate value to stockholders while also preserving potential long-term upside for the Issuer as a public company.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management team and the Board, price levels of the Shares, conditions in the securities markets, general economic and industry conditions, and other investment opportunities available to the Reporting Person, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with the Issuer, stockholders of the Issuer or other third parties about the Issuer and the Reporting Person's investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses or assets, including transactions in which the Reporting Person may seek to participate and potentially engage in, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition), or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative transactions, or changing its intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 2,312,887 Shares outstanding as of November 19, 2024, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2024.

As of the date hereof, A&C beneficially owned 229,030 Shares.

Percentage: Approximately 9.9%

As of the date hereof, Mr. Ault, as the Chief Executive Officer and Chairman of A&C, may be deemed to beneficially own the 229,030 Shares beneficially owned by A&C.

Percentage: Approximately 9.9%
Number of shares as to which each person has sole or shared power to vote or dispose:
A&C:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 229,030
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 229,030

Mr. Ault:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 229,030
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 229,030
Transactions in the class effected during the past sixty days: The transactions in the Shares by each of the Reporting Persons during the past sixty days are set forth in Exhibit 2 and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The Stockholders (as defined below) have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities that constitute each such Stockholder's Subject Shares (as defined below).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On December 18, 2024, A&C entered into a coordination agreement (the "Coordination Agreement") with certain stockholders of the Issuer set forth on the signature pages thereto (collectively, the "Stockholders" and each individually, a "Stockholder"), pursuant to which each Stockholder granted A&C the sole authority to vote or dispose of, or cause or direct the voting or disposition of, the Shares owned by such Stockholder (the "Subject Shares") for the duration of the Coordination Agreement. Pursuant to the Coordination Agreement, each of the Stockholders appointed A&C as the sole and exclusive attorney-in-fact and proxy of such Stockholder with full power to vote and dispose of the Subject Shares. A&C and each of the Stockholders further agreed, among other things, that A&C is authorized to take any and all action that may be necessary or desirable to manage the Subject Shares or otherwise exercise the rights of the holders of the Subject Shares, and that the Stockholders are subject to certain restrictions regarding transactions in the Shares.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Coordination Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On December 23, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Officers and Directors

2 - Transactions in the Securities of the Issuer During the Past Sixty Days

99.1 - Coordination Agreement, dated December 18, 2024.

99.2 - Joint Filing Agreement, dated December 23, 2024

## Signatures
- Ault & Company, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Chief Executive Officer (12/23/2024)
- AULT MILTON C III: /s/ Milton C. Ault, III, Milton C. Ault, III (12/23/2024)